

Mail Stop 3720

March 3, 2009

Via U.S. Mail and Fax
Gary N. Hokkanen
Chief Financial Officer
Gate To Wire Solutions, Inc.
3565 King Road, Suite 102
King City, Ontario, L7B 1M3, Canada

      RE: **Gate To Wire Solutions, Inc. (f/k/a Track Power, Inc.)**
             Form 10-KSB for the year ended February 29, 2008
             Filed June 13, 2008
             File No. 0-28506

Dear Mr. Hokkanen:

      We have completed our review of the above filing and do not, at this time, have any further comments.

                         Sincerely,

                         Larry Spirgel
                         Assistant Director